Exhibit 2.1

[Execution Copy]

PURCHASE AND SALE AGREEMENT

This Purchase and Sale agreement (this “Agreement”) is entered into this 22nd day of October, 2014 and effective as of January 1, 2014 (the “Effective Date”) by and between Oasis Petroleum North America LLC, a Delaware limited liability company (“Buyer”), and American Standard Energy Corporation, a Nevada corporation (“Seller”). Buyer and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Seller desires to sell the Assets (as defined below) to Buyer and Buyer desires to acquire all of Seller’s right, title and interests in and to the Assets in accordance with the terms and provisions of this Agreement.

NOW THEREFORE, for the mutual benefits and covenants contained herein, and for other good and valuable consideration, the Parties agree to the following terms and conditions:

1.	Assets.

The term “Assets” means all of Seller’s right, title, and interest in and to the following:

a.	Those certain oil, gas and mineral leases and subleases identified and described on Exhibit “A” (collectively, the “Leases”), or the lands covered by said Leases (“Lands”). INSOFAR AND ONLY INSOFAR AS the Leases and Lands are included and located within the drilling spacing units (including all depths), identified and described on Exhibit “A” (the “Spacing Units”), or which Seller is entitled to receive by reason of any participation, joint operating agreement, unitization agreement or other agreement, including all leasehold estates, royalty interests, overriding royalty interests, net revenue interests, working interests, reversionary interests, mineral interests and any other interests of Seller in the Leases, Lands or Spacing Units, together with the existing wells and wellbores identified on Exhibit “A” (the “Wells”), the production of the oil, gas, casinghead gas, coal bed methane, condensate, and other gaseous and liquid hydrocarbons or any combination thereof, sulphur extracted from hydrocarbons, and all other substances (“Hydrocarbons”) accruing from and after the Effective Date attributable to the Assets, all equipment and other personal property, wellhead equipment, downhole equipment, pumping units, tank batteries, tangible personal assets, appurtenances and improvements situated upon the Leases, Lands or Spacing Units, as of or after the Effective Date, or used or held for use in connection with the ownership, development or operation of the Assets or the production, treatment, sale or disposal of Hydrocarbons attributable thereto (the “Equipment”), all of which being located in Burke, Mountrail and Williams Counties, North Dakota;

b.

The rights and obligations, to the extent assignable and transferable without payment of additional consideration, in and to all existing and effective, operating agreements, unit agreements, contractual and/or beneficial interests, permits, rights-of-way, surface damage agreements, surface leases, assignments, oil sales contracts, gas sales contracts, gas processing, gas gathering, and transportation agreements, seismic permits, pooling and unitization agreements, declarations of pooling or unitization, communitization agreements, pooling orders, farmout and farmin agreements, exploration agreements, area of mutual interest agreements, participation agreements, surface rights, easements, water rights agreements, licenses, options, orders, and other contracts, agreements and instruments to which Seller is a party or in which Seller otherwise holds an interest and by which the Assets are bound, including but not limited to those agreements described on Exhibit “C” (the “Contracts”);

c.	All permits and licenses, consents, certificates and other authorizations issued by any governmental authority or any other party to the extent relating to the ownership, operation, use or maintenance of, or production of Hydrocarbons from the Assets; and

d.	Copies of all of the following records, to the extent any such records are not in Buyer’s possession, custody or control: all Lease files; Land files; Contract and surface Contract files; gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports; and files and all other books, records, data, files, maps and accounting records to the extent related to the Assets, or used or held for use primarily in connection with the maintenance or operation thereof, but excluding (i) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted by third-party agreement or applicable laws and the necessary consents to transfer are not obtained, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a party other than an affiliate of Seller, or by applicable law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable; (ii) computer software; (iii) all legal records legal files of Seller, all records and correspondence protected by or subject to attorney-client privilege, all engagements and similar agreements with Seller’s legal advisors, and all work product of Seller’s legal counsel, but excluding in each case Leases, Contracts and title opinions; and (iv) any tax records of Seller other than those specifically pertaining to production taxes and all other records, data and information that are not directly attributable to the Assets.

2.	Purchase Price.

Subject to the terms herein, including but not limited to Section 4, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of Seller’s right, title and interest in and to the Assets. The purchase price for the sale of the Assets shall be the sum of $11,100,000.00 (the “Purchase Price”) as adjusted pursuant to this Agreement, to be paid by Buyer to Seller in United States currency by wire transfer in same day funds at the Closing. The Purchase Price will be adjusted to reflect Seller’s revenues and costs attributable to the Assets (utilizing GAAP and COPAS standards) through the Effective Date (the “Adjusted Purchase Price”). As soon as reasonably practicable (but in no event later than two (2) business days prior to the Closing Date), Buyer shall prepare and submit to Seller a written closing settlement statement, as of the Effective Date, setting forth the adjustments to the Purchase Price, including (i) Seller’s proportionate share of the costs and expenses attributable to the Assets (unpaid by Seller), (ii) Seller’s proportionate share of all revenues attributable to the Assets (unpaid to Seller), (iii) the Seller’s proportionate share of all hydrocarbons in the tanks attributable to the Assets (including the sales price for such hydrocarbons), and (iv) the Adjusted Purchase Price to be paid at Closing by Buyer.

3.	Access to Records; Operations.

a.	Immediately following the execution of this Agreement, Seller agrees to provide or make available to Buyer all of Seller’s records pertaining to the Assets, including but not limited to, copies of the Leases and any and all available supporting data, including but not limited to a copy of each Lease, paid draft, lease purchase report, title checks (run sheet and or take-offs) and any other pertinent documents or information related to the Leases (the “Records”). Buyer acknowledges that as the current operator of the Assets a majority of the requested Records shall be in Buyer’s possession, custody and control.

b.	Except as otherwise consented to in writing by Buyer, which consent shall not be unreasonably withheld or delayed, until the Closing, Seller (i) will not commit to any single operation, or series of related operations, reasonably anticipated by Seller to require future capital expenditures by the owners of the Assets in excess of Fifty Thousand Dollars ($50,000) (net to Seller’s interest) or make any capital expenditures related to the Assets in excess of Fifty Thousand Dollars ($50,000) (net to Seller’s interest), (ii) will not terminate, materially amend, execute or extend any material agreements affecting the Assets, (iii) will use commercially reasonable efforts to maintain in full force and effect all Leases, (iv) will maintain all material existing governmental authorizations necessary for Seller’s ownership or operation of the Assets as currently owned and operated (v) will maintain its current insurance coverage on the Assets, if any, presently furnished by unaffiliated third parties in the amounts and of the types presently in force, (vi) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any material Assets except for sales and dispositions of Hydrocarbon production and Equipment made in the ordinary course of business consistent with past practices and (vii) will not commit to do any act prohibited by the foregoing clauses (i)-(vi).

4.	Due Diligence Period.

From and after the date of execution of this Agreement until the date that is ten (10) business days following the date hereof (the “Due Diligence Period”). Buyer shall have the right to inspect the Records for the purpose of verifying title to the Assets. If, (a) at any time during the Due Diligence Period, Buyer, in its sole reasonable discretion, determines that the Assets are not materially as described on Exhibit “A”, or (b) Seller shall have failed to perform or observe in any material respect, or is in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, then in each case, Buyer may terminate this Agreement immediately upon written notice to Seller. If Buyer does not provide written notice to Seller on or before the end of the Due Diligence Period, Seller shall be deemed to have approved of the due diligence and the transaction shall proceed to Closing subject to the other rights and remedies of the Parties under this Agreement or under any of the documents delivered in connection herewith, including without limitation, any rights to indemnification hereunder. Notwithstanding anything to the contrary herein, neither Buyer nor Seller shall have any liability whatsoever to the other Party upon termination of this Agreement pursuant to this Section 4.

5.	Seller Representations and Warranties.

Seller represents and warrants that as of the Effective Date and the Closing Date:

a.	Seller has not received a written notice of any request or demand foror written inquiry in respect of payments, adjustments of payments or performance pursuant to obligations under the Leases that is still outstanding;

b.	Seller has not received a written notice of default with respect to the payment or calculation of rentals that has not been cured, or any other notice of default or potential default relating to the Leases. All Leases are in full force and effect, are legal, valid and binding obligations on the lessor thereto and Seller (and their respective successors and assigns), and are and have been maintained in accordance with their terms;

c.	Seller has not received a written notice of any request or demand for payment of delay rentals that is still outstanding and, to the best of Seller’s knowledge, accurate and timely payment of delay rentals and other required payments (if any) have been made to maintain in full force and effect all Leases;

d.	Seller has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever;

e.	The Leases have not been conveyed to any third party by Seller prior to the date hereof;

f.	Seller is not participating in any discussions or negotiations regarding amendment or modification of the Leases;

g.	Seller has not received written notice from any governmental agency or other person or entity that Seller’s ownership or operation of the Assets is in violation of any applicable federal, state and local laws, including environmental laws, in any material respect, and to Seller’s knowledge, no event has occurred that could result in such a violation;

h.	Other than as set forth on Schedule 5(h), (i) All returns, declarations, reports, claims for refund, or information return or statement relating to taxes, including any schedule or attachment thereto (“Tax Returns”) required to be filed by Seller with respect to the Assets have been timely filed, (ii) all taxes shown to be due on such Tax Returns have been timely paid, (iii) there are no claims pending or threatened by any governmental taxing authority or agency in connection with any such tax that would adversely affect the Assets after the Closing (defined below), and (iv) there are no tax audits currently pending that would adversely affect the Assets after the Closing;

i.	There are no Actions, audits or investigations pending against the Assets or against Seller with respect to the Assets and, to Seller’s knowledge, there is no Action, audit or investigation pending or threatened with respect to the Assets. As used herein, “Actions” means any action, claim, suit, arbitration, mediation or proceeding filed by or before any court, tribunal, mediator, arbitrator, judge or governmental body. Neither Seller nor any affiliate of Seller has received notice of any pending or threatened Action that relates to the Assets;

j.	Seller is a Nevada corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is duly qualified to do business as a foreign corporation where the Assets are located to the extent required by law. Seller has all requisite corporate power and authority to carry on its business as presently conducted and to execute and deliver this Agreement (and each other document to be executed and delivered by Seller pursuant hereto), and to consummate the transactions contemplated thereby. Other than as set forth on Schedule 5(j), the execution and delivery of this Agreement (and of each other document to be executed and delivered by Seller pursuant hereto) does not, and the fulfillment of and compliance with the terms and conditions hereof and thereof will not, (i) create or cause to be created a lien or encumbrance on any of the Assets or trigger an outstanding security interest that will remain in existence after the Effective Date or (ii) violate, or be in conflict with or give rise to any right of termination, cancellation or acceleration under, any provision of Seller’s governing documents, any provision of any other agreement or instrument to which Seller is a party or by which it is or the Assets are bound, or any judgment, decree, order, statute, rule, law or regulation applicable to Seller or the Assets;

k.	The execution, delivery and performance of this Agreement and all other documents to be executed and delivered by Seller pursuant hereto, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement and all other documents to be executed and delivered by Seller pursuant hereto constitute Seller’s legal, valid and binding obligation, enforceable in accordance with their respective terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law;

l.	Other than any such preferential rights of Buyer, none of the Assets, or any portion thereof, is subject to any preferential rights to purchase or restrictions on assignment or required third-party consents to assignment, which may be applicable to the transactions contemplated by this Agreement, except for governmental consents and approvals of assignments that are customarily obtained after the Closing.

6.	Closing.

Subject to the terms and conditions stated in this Agreement, including Section 4 hereof, the sale by Seller and the purchase by Buyer of the Assets, pursuant to this Agreement (the “Closing”) shall occur on the third (3rd) business day after the Due Diligence Period, or such other date as Buyer and Seller may mutually agree upon in writing. The date of the Closing shall be the “Closing Date”. The Closing shall be held on the Closing Date at such time and place as the Parties may mutually agree. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

a.	Seller shall deliver or cause to be delivered duly executed and acknowledged, an assignment, conveyance and bill of sale of the Assets in the form Exhibit “B” (the “Assignment”) covering the Assets in sufficient counterparts for recordation in each of the counties where the Assets are located.

b.	Buyer shall deliver or cause to be delivered to Seller, (i) the Adjusted Purchase Price to an account or accounts designated by Seller (in writing prior to Closing) by wire transfer in same day funds, and (ii) the Assignment, in sufficient counterparts for recordation in each of the county where the Assets are located.

c.	Seller shall deliver to Buyer an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Internal Revenue Code of 1986, as amended.

d.	Seller shall deliver to Buyer (i) evidence of all consents required for the transfer of the Assets, (ii) letters executed by Seller providing any notice that, to Seller’s knowledge, is required for the assignment and transfer of the Assets to Buyer and (iii) any waivers obtained in connection with preferential purchase or similar rights, if applicable, other than any such preferential rights, consents or waivers of Buyer.

e.	Seller shall deliver to Buyer duly executed and acknowledged releases (reasonably acceptable to Buyer) in recordable form of all liens and security interests on the Assets.

f.	Seller and Buyer shall take such other actions and deliver such other documents as are contemplated by this Agreement.

Subject to Section 4, in the event either Party fails to execute and deliver to the other the Assignment, the Adjusted Purchase Price, or any other material term of this Agreement, the remedy at law may be inadequate, and the non-breaching Party may, without limiting any other remedy available at law or in equity, enforce an injunction, restraining order, specific performance, and other forms of equitable relief or money damages or any combination thereof.

7.	Title and Disclaimer of Warranties.

a.	Concurrent with the Closing, all liens, charges, mortgages and security interest (if any) encumbering any of the Assets and securing any debt facilities maintained by or other obligations of Seller or any of its affiliates shall be terminated or released to the reasonable satisfaction of Buyer.

b.	The Assets shall be conveyed to Buyer under the Assignment free and clear of all liens, encumbrances or restrictions on conveyance other than those stated herein or in the Assignment.

c.

THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT AND IN THE ASSIGNMENT AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE QUALITY, QUANTITY OR VOLUME OF THE RESERVES, IF ANY, OF OIL, GAS OR OTHER HYDROCARBONS IN OR UNDER THE LEASES, OR THE ENVIRONMENTAL CONDITION OF THE ASSETS. EXCEPT AS PROVIDED OTHERWISE HEREIN, THE ITEMS OF PERSONAL PROPERTY, EQUIPMENT, IMPROVEMENTS, FIXTURES AND APPURTENANCES CONVEYED AS PART OF THE ASSETS ARE

SOLD HEREUNDER “AS IS, WHERE IS AND WITH ALL FAULTS,” AND NO WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONDITION, ARE GIVEN BY OR ON BEHALF OF SELLER. IT IS UNDERSTOOD AND AGREED THAT PRIOR TO CLOSING BUYER SHALL HAVE INSPECTED THE ASSETS FOR ALL PURPOSES AND SHALL HAVE SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, AND THAT BUYER ACCEPTS SAME IN ITS “AS IS, WHERE IS AND WITH ALL FAULTS” CONDITION, SUBJECT TO BUYERS’ RIGHTS HEREUNDER. EXCEPT FOR THE LIMITED SPECIAL WARRANTY OF TITLE SET FORTH IN THE ASSIGNMENT BUYERS HEREBY WAIVE ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONDITION OR CONFORMITY TO SAMPLES.

8.	Assumed Obligations; Indemnity.

a.	Assumed Obligations. Without limiting Buyer’s rights to indemnity under this Article 8, at Closing, Buyer shall assume all liabilities, claims, duties and obligations that arise out of, are attributable to, caused by, or related to the ownership, operation or use of the Assets, for all periods of time, either before or after the Effective Date, including, but not limited to, (i) the plugging and abandonment of the Wells, (ii) any and all environmental liabilities or claims, (iii) the payment of all operating expenses relating to the Assets, (iv) the payment of all royalties, severance taxes, (v) any fines, civil penalties or other liabilities based upon or arising out of a violation of any law or regulation by Buyer, or (vi) all liabilities, duties and obligations, express or implied, imposed under the provisions of the Leases (collectively, the “Assumed Obligations”); provided, however, that the Assumed Obligations do not include and Buyer does not assume any obligations or liabilities of Seller to the extent that they are obligations or liabilities against which Seller would be required to indemnify Buyer under Section 8(c).

b.	Buyer’s Indemnification of Seller. EXCEPT FOR OBLIGATIONS OR LIABILITIES FOR WHICH SELLER IS REQUIRED TO INDEMNIFY BUYER INDEMNIFIED PARTIES UNDER SECTION 8(C), BUYER AGREES TO INDEMNIFY, DEFEND AND HOLD SELLER AND ITS SHAREHOLDERS, MANAGERS, MEMBERS, EMPLOYEES, OFFICERS, DIRECTORS AND REPRESENTATIVES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS WITH RESPECT TO ALL LIABILITIES AND OBLIGATIONS OR ALLEGED OR THREATENED LIABILITIES AND OBLIGATIONS CAUSED BY, RELATED TO, ATTRIBUTABLE TO OR ARISING OUT OF THE ASSUMED OBLIGATIONS SET FORTH IN THIS SECTION 8, INCLUDING, BUT NOT LIMITED TO ALL CLAIMS, DEMANDS, LOSSES, DAMAGES, SUITS, LIABILITIES, JUDGMENTS, CAUSES OF ACTION, FINES, PENALTIES, INTEREST AND EXPENSES (INCLUDING REASONABLE ATTORNEYS’ FEES).

c.	Seller’s Indemnification of Buyer. SELLER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS BUYER, ITS AFFILIATES, AND ITS AND THEIR OFFICERS, MANAGERS AND EMPLOYEES (“BUYER INDEMNIFIED PARTIES”) FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LOSSES, DAMAGES, SUITS, LIABILITIES, JUDGMENTS, CAUSES OF ACTION, FINES, PENALTIES, INTEREST AND EXPENSES (INCLUDING REASONABLE ATTORNEYS’ FEES) BROUGHT UPON ANY BUYER INDEMNIFIED PARTY ARISING FROM (I) ANY MATERIAL BREACH OF THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER UNDER THIS AGREEMENT OR THE ASSIGNMENT, (II) ANY MATERIAL BREACH OF ANY COVENANTS OR AGREEMENTS BY SELLER UNDER THIS AGREEMENT OR THE ASSIGNMENT.

d.	Limitations. In no event shall Seller’s liability to indemnify the Buyer Indemnified Parties under Section 8(c) exceed the Adjusted Purchase Price.

e.	Survival. All of Seller’s representations and warranties contained in this Agreement (and related indemnification obligations) will expire and terminate on the date that is twelve months after the Closing Date. Except as otherwise provided in this Agreement, each Party’s covenants, indemnities, and agreements contained in this Agreement shall survive the Closing and continue in accordance with their respective terms. Notwithstanding the foregoing, Seller’s representations and warranties in Sections 5(d), 5(h), 5(j) and 5(k) shall survive Closing without limitation.

f.	THE DEFENSE AND INDEMNITY OBLIGATIONS PROVIDED BY THIS SECTION 8 SHALL APPLY REGARDLESS OF THE SOLE OR PARTIAL OR COMPARATIVE OR CONCURRENT OR OTHER FAULT, NEGLIGENCE OR STRICT, PRE-EXISTING OR OTHER LIABILITY ON THE PART OF SELLER. ADDITIONALLY, THE DEFENSE AND INDEMNITY OBLIGATIONS PROVIDED BY THIS SECTION SHALL APPLY REGARDLESS OF THE NATURE OF THE OBLIGATIONS OF SELLER, BE THEY IN TORT, CONTRACT, QUASI-CONTRACT, STATUTORY OR OTHERWISE.

g.	THE PARTIES BOTH AGREE AND STIPULATE THAT THEY HAVE ACTUAL KNOWLEDGE OF ALL INDEMNITY PROVISIONS HEREIN, THAT THEY ARE FAMILIAR WITH THE EXPRESS NEGLIGENCE TEST, THAT THIS DEFENSE AND INDEMNIFICATION AGREEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE TEST, THAT THE PARTIES CLEARLY INTEND TO TRANSFER THE RISK OF LOSS FOR THE INDEMNITEE’S NEGLIGENCE, FAULT AND OTHER LIABILITIES AND OBLIGATIONS AS SET FORTH ABOVE TO THE OTHER PARTY, AND THAT THESE INDEMNIFICATION PROVISIONS ARE CONSPICUOUS.

9.	Miscellaneous.

a.	All of the Exhibits referenced in this Agreement are attached hereto and incorporated herein by reference. The terms and conditions contained herein shall be binding upon and benefit both Buyer and Seller and their respective successors and assigns.

b.	After the Closing, Seller shall execute and deliver, and shall otherwise cause to be executed and delivered, from time to time, such further instruments, notices, division orders, transfer orders, and other documents, and do such other and future acts and things as may be reasonably necessary to more fully and effectively grant, convey, and assign the Leases to Buyer and complete this leasehold acquisition.

c.	This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, notwithstanding any conflict of laws provisions that would require the application of the laws of another jurisdiction.

d.	All notices that are required or authorized to be given to any Party as a result of this agreement, shall be given in writing and delivered by personal messenger, or by registered mail, overnight mail or by electronic mail or fax, addressed to the Party to which such notice is given as set forth below. All notices shall be deemed properly delivered on the date confirmation of delivery of the same is received or on the date of any Party’s refusal to accept delivery of the same.

Buyer Address for Notice:

Oasis Petroleum North America LLC

1001 Fannin, Suite 1500

Houston, TX 77002

Attn: Kevin M. Anonsen

Fax: (281) 404-9501

Email: kanonsen@oasispetroleum.com

Seller Address for Notice:

American Standard Energy Corporation

400 W. Illinois, Suite 950

Midland, TX 79701

Attn: Steve Person

Fax: (432) 687-4011

Email: Steve@saberogv.com

e.	This Agreement may not be amended except by an instrument expressly modifying this Agreement signed by both Parties. Except for waivers specifically provided for in this Agreement, no waiver by either Party of any breach of any provision of this Agreement shall be binding unless made expressly in writing. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless expressly so provided. Delay in the exercise, or non-exercise, of any such right is not a waiver of that right.

f.	This Agreement shall be binding upon, and shall inure to the benefit of, the Parties, and their respective successors and assigns. Notwithstanding anything to the contrary herein, this Agreement is not a binding agreement between the Parties unless and until this Agreement is duly executed in writing by representatives of the Parties and delivered by the Parties.

g.	The Parties shall bear equally the following: (i) all state, tribal or local government sales, transfer, gross proceeds or similar taxes (other than taxes on gross income, net income or gross receipts) incident to or caused by the transfer of the Assets to Buyer, (ii) all documentary, transfer and other state and local government taxes (other than taxes on gross income, net income or gross receipts) incident to the transfer of the Assets to Buyer and (iii) all filing, recording or registration fees for any assignment or conveyance delivered hereunder. Each Party shall bear its own respective expenses incurred in connection with the negotiation and Closing of this transaction, including its own consultants’ fees, attorneys’ fees, accountants’ fees and other similar costs and expenses. Buyers shall be solely responsible for all filings and the prompt recording of Assignment and other documents related to the transfer of the Assets as contemplated hereunder, and Buyer shall furnish certified copies of all such filed and/or recorded documents to Seller once they become available. Seller shall not be responsible for any loss to Buyer, but only to the extent relating to Buyer’s failure to file or record documents correctly or promptly. Buyer shall also comply with all notice provisions contained in the Leases or otherwise applicable to the transfer of the Assets which call for notice to be given following the consummation of the transactions contemplated by this Agreement.

h.	This Agreement may be executed in multiple counterparts, each of which shall be considered an original once Buyer and Seller have executed a counterpart of this Agreement, and all of which taken together shall constitute one and the same agreement.

[Signatures on following page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

OASIS PETROLEUM NORTH AMERICA LLC

By:

Name:	Kent Beers
Title:	SVP Land Business Development & Government Affairs

AMERICAN STANDARD ENERGY CORPORATION

By:

Name:	J. Steven Person
Title:	Chief Executive Officer